Furniture Brands International, Inc.
101 South Hanley Road
St. Louis, Missouri 63105

For Further Information Call
Dan Stone
314-863-1100
INFORMATION

FOR IMMEDIATE RELEASE

FURNITURE BRANDS INTERNATIONAL ACKNOWLEDGES
SUN CAPITAL’S DEMAND FOR STOCKHOLDER INFORMATION

St. Louis, Missouri, March 31, 2008 – Furniture Brands International (NYSE: FBN) today acknowledged receipt of a letter from SCSF Equities, LLC demanding stockholder information for the purpose of potentially pursuing a proxy contest with respect to the election of the board of directors of Furniture Brands.  The letter was filed with the Securities and Exchange Commission on Friday, March 28.  Sun Capital holds approximately 9.5% of all outstanding shares.

"We are disappointed Sun Capital is considering pursuit of a costly and disruptive proxy contest.  A proxy contest can only serve as a distraction to the company when attention and resources would be better used in creating value for stockholders by implementing our strategic plan. We assure all of our stockholders that we remain committed, as always, to doing what is right for our stockholders, our employees, and our customers," said W.G. (Mickey) Holliman, Chairman of the Furniture Brands board of directors.

“Our strategic plan provides the framework for Furniture Brands to achieve maximum stockholder value,” said Ralph P. Scozzafava, Vice Chairman and Chief Executive Officer.  “We have achieved significant milestones for each of the plan’s four key elements – Build our brand power, Win with customers, Deliver operational excellence, and Grow and develop our people – and we are building momentum in a challenging operating environment,” Mr. Scozzafava said.

“This plan has already resulted in significant achievements, all of which are part of Furniture Brands’ transformation from a holding company to a vertically integrated operating company that delivers profitable growth,  operating efficiencies, and stockholder value,”  Mr. Scozzafava said.  Milestones achieved to date include:

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Furniture Brands has aggressively reduced inventories by more than $100 million, rationalized operations, paid down debt of more than $20 million, and reduced dividend payments by $23 million annually.  As a result, the company’s year-end 2007 balance sheet has the most cash and the least debt since the company’s 1992 recapitalization.

•	The balance sheet will be further strengthened by the sale of the HBF office furniture unit for $75 million and additional working capital improvements.

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Major actions taken during 2007 that will drive increased earnings in 2008 include closing 18 unprofitable retail stores, closing eight manufacturing plants and warehouses, and consolidating shared administrative functions across the entire brand platform.

•	FBN Asia was launched in early 2008 to improve margins, reduce costs, and enhance delivery and quality metrics with third-party manufacturers.

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The company’s Executive Leadership Team is in place.  Since May 2007, the company has added a new chief executive officer, chief financial offer, chief marketing officer, general counsel, presidents of the four major brand groups, and leaders of the supply chain management and strategy/business development functions.

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The company has established a consumer research unit to leverage the power of the strongest portfolio in the home furnishing industry, increase the success rate of new product introductions, and support higher margins.

In considering Sun Capital’s interest in the company, the Furniture Brands board of directors has raised the following concerns:

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Sun Capital has significant positions in several furniture manufacturers and retailers that compete directly with Furniture Brands, including Berkline/Benchcraft, Lexington, Powell, Wickes, Rowe, Nationwide Warehouse, and Design Within Reach.  Granting Sun Capital access to proprietary and confidential information concerning Furniture Brand’s strategy and operations could impair the Company’s competitive position.

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In light of their stated interest in acquiring Furniture Brands, allowing Sun Capital to opportunistically influence the strategic direction of the company from a board position may not be in the best interest of all stockholders.

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Sun Capital has a mixed record of performance in the home furnishings industry.  A number of Sun Capital’s furniture industry portfolio investments are currently in bankruptcy, and one of those entities is a debtor to Furniture Brands of more than $2 million.

"While a disruptive proxy contest would not be a preferable course of action, the Company will continue to maximize the interests of stockholders consistent with our goal of delivering high performance and long-term stockholder value," Mr. Holliman said.

Important Additional Information

In connection with the 2008 Annual Meeting of Stockholders, the Company has filed a proxy statement regarding the 2008 Annual Meeting with the U.S. Securities and Exchange Commission and is mailing the definitive proxy statement and a proxy card to each stockholder entitled to vote at the 2008 Annual Meeting. STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION. The proxy statement and other documents (when available) relating to the 2008 Annual Meeting can be obtained free of charge from the SEC’s website at http://www.sec.gov. These documents can also be obtained free of charge from the Company at the Company’s website at www.furniturebrands.com under the “Investor Info” tab, or upon written request to Furniture

Brands International, Inc., 101 South Hanley Road, Suite 1900, St. Louis, MO 63105, Attention: Corporate Secretary.  In addition, copies of the Proxy Statement maybe requested by contacting the Company’s proxy solicitor, Morrow & Co., by telephone toll free at 800-607-0088.

The Company and its directors, director nominees and executive officers may be deemed to be participants in the solicitation of proxies in connection with the 2008 Annual Meeting.

Information regarding the interests of the directors, director nominees and executive officers of the Company in the solicitation is more specifically set forth in the definitive proxy statement that was filed by the Company with the SEC and which is available free of charge from the SEC and the Company, as indicated above.

About Furniture Brands

Furniture Brands International (NYSE: FBN) is a vertically integrated operating company that is one of the nation’s leading designers, manufacturers, and retailers of home furnishings.  With annual sales in excess of $2 billion, it markets through a wide range of retail channels, from mass merchant stores to single-brand and independent dealers to specialized interior designers.  Furniture Brands serves its customers through some of the best known and most respected brands in the furniture industry, including Broyhill, Lane, Thomasville, Drexel Heritage, Henredon, Pearson, Hickory Chair, Laneventure, and Maitland-Smith.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this release and in our public disclosures, whether written or oral, relating to future events or our future performance, including any discussion, express or implied, of our anticipated growth, operating results, future earnings per share, plans and objectives, contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements under the caption ``Earnings Guidance.'' These statements are often identified by the words ``will,'' ``believe,'' ``positioned,'' ``estimate,'' ``project,'' ``target,'' ``continue,'' ``intend,'' ``expect,'' ``future,'' ``anticipates,'' and similar expressions that are not statements of historical fact. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Our actual results and timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under ``Risk Factors'' in our Annual Report on Form 10-K for the year ended December 31, 2007, our quarterly reports on Form 10-Q, elsewhere in this release, and in our other public filings with the Securities and Exchange Commission. Such factors include, but are not limited to: risks associated with the execution of our strategic plan; changes in economic conditions; loss of market share due to competition; failure to forecast demand or anticipate or respond to changes in consumer tastes and fashion trends; failure to achieve projected mix of product sales; business failures of large customers; distribution and cost savings programs; manufacturing realignments; increased reliance on offshore (import) sourcing of various products; fluctuations in the cost, availability and quality of raw materials; product liability uncertainty; environmental regulations; future acquisitions; impairment of goodwill and other intangible assets; anti-takeover provisions which could result in a decreased valuation of our common stock; loss of funding sources; and our ability to open and operate new retail stores successfully. It is routine for internal projections and expectations to change as the year or each quarter in the year progresses, and therefore it should be clearly understood that all forward-looking statements and the internal projections and beliefts upon which we base our expectations included in this report or other periodic reports are made only as f the date made and may change.  While we may elect to update forward-looking statements at some point in the future, we do not undertake any obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.